MAIL STOP 7010
									April 17, 2006

Michael I. Roman
Chief Financial Officer
Stanley-Martin Communities, LLC
1881 Campus Commons Drive, Suite 101
Reston, VA 20191

Re:	Stanley-Martin Communities, LLC
	Registration Statement S-4
	File No. 333-130488
	Filed April 13, 2006

Dear Mr. Roman:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis
Year Ended December 31, 2005 Compared to Year Ended December 31,
2004

1. We note your response to comment 1 from our letter dated April
11,
2006, including your analysis of changes in Other Income, net. We have the following comments:

* We assume that the costs you paid to cover building defect claims of your homebuyers while you pursued your claims against subcontractors were reflected in your statements of operations as part of your cost of sales at the time these costs were probable and reasonably estimable. Please confirm our assumption.
* Please tell us how you determined that it was appropriate to classify the recovery of these costs as Other Income, net, and the accounting guidance that you relied upon in determining this classification. It does not appear to us that the recovery of claims against your subcontractors meets the criteria for classification as non-operating income under Article 5-03(b)(7) of Regulation S-X.
* Please quantify for us and disclose in an appropriate place in your filing any similar cost recoveries that you are currently pursuing, and your accounting policy for such recoveries.
Closing Comments

      You may contact Jennifer Thompson at (202) 551-3737 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or Chris Edwards at (202) 551-3742, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Jeffery E. Jordan, Esq.
	(202) 857-6395
Michael I. Roman, Chief Financial Officer
Stanley-Martin Communities, LLC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE